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                               May 8, 2024

       John Garilli
       Interim Chief Financial Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, NY 10110

                                                        Re: Seritage Growth
Properties
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-37420

       Dear John Garilli:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Supplemental Financial Measures and Definitions, page 44

   1. We note your disclosure that NOI is defined as income from property operations less property operating
expenses; however, your reconciliation of GAAP net loss to NOI indicates that you have
made an adjustment for Straight-line rent. Please revise your calculation and/or
definition of NOI to ensure the calculation is consistent with the definition. This
comment also applies to your earnings release.
   2.                                                   We note your
presentation of total NOI includes your proportionate share of unconsolidated entity
activity. Please revise your filing to disclose that you do not control the joint ventures and
that the presentation of your proportionate share of NOI does not represent your legal
claim to this activity. The comment also applies to your earnings release.
 John Garilli
Seritage Growth Properties
May 8, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameJohn Garilli                            Sincerely,
Comapany NameSeritage Growth Properties
                                                          Division of
Corporation Finance
May 8, 2024 Page 2                                        Office of Real Estate
& Construction
FirstName LastName